Exhibit 99.1

News Release

October 5, 2012

Glass Lewis recommends shareholders vote for TELUS’ share exchange

Both leading independent global proxy advisory firms recommend TELUS proposal

Vancouver, B.C. — Glass Lewis & Co is recommending its institutional investor clients vote in favour of TELUS’ proposal to exchange its non-voting shares into common shares on a one-for-one basis. This follows the same recommendation last week from Institutional Shareholder Services (ISS), the other leading independent global proxy advisory firm that institutional investors rely on for advice regarding significant shareholder votes. This is the second time both firms have recommended in favour of a TELUS one-for-one share exchange proposal.

In its report Glass Lewis stated “The Company notes that, excluding Mason’s holdings, approximately 92.4% of shareholders that delivered proxies supported the Initial Proposal, a clear indication that the Company’s shareholders recognize and support the long-term benefits of a share conversion on a one-for-one basis.”

In the conclusion of Glass Lewis’s report they stated “We believe the overwhelming support from shareholders, excluding Mason, accurately depicts the value that is expected to be unlocked for long-term shareholders following the adoption of a single class share structure”… “Here, we believe the long-term benefits resulting from a simplified share structure outweigh any potential short-term gains from a high conversion ratio.  Notably, as of October 4, 2012, the Company’s common shares and non-voting shares had increased in price by 13.3% and 16.9%, respectively, since the announcement, likely, in some part, reflecting these benefits.  The long-term enhanced access to capital, increased attractiveness for new investors and potential increase in liquidity resulting from the simplified share structure and possible NYSE listing outweigh the upside of a theoretical higher exchange ratio in light of the highly unique nature of the Company’s articles, share structure and shareholder base.  Accordingly, we recommend that shareholders vote FOR this proposal.”

Glass Lewis also commented on Mason’s empty voting tactics:

“Regardless of the terminology used to describe Mason’s position, it remains clear that Mason has no long-term interest in the Company’s non-voting shares and will ultimately reap significant gains if the proposed Conversion does not garner sufficient shareholder support.”

“Mason’s position has been described as “deeply pernicious” by the U.S. law firm Wachtell, Lipton, Rosen & Katz and was staunchly criticized by the Court…”

“We believe that the interests of long-term shareholders with significant economic investments in the Company should ultimately dictate the direction of the Company, rather than the influence of a singular short-term investor.”

“That both trusted independent advisory firms have again recommended their clients vote in favour of our proposal is a powerful confirmation that our proposal is fair and beneficial to all shareholders, is widely supported by shareholders with a true economic stake in our company, and is consistent with the principles of good corporate governance and democracy,” said Darren Entwistle, TELUS President and CEO. “We ask all our shareholders to support the exchange of

TELUS’ non-voting shares into common shares by casting their votes in favour of this important proposal.”

After TELUS announced its initial conversion proposal earlier this year, Mason quietly amassed approximately 19 per cent of the company’s common voting shares, but also borrowed and sold short non-voting and common shares so that they are left with a very small economic interest in the company — a discredited practice called empty voting. Mason is trying to defeat TELUS’ share exchange proposal and increase the difference in the trading price between TELUS’ common and non-voting shares so that Mason can profit from its short/long hedging trades.

According to Mason’s latest disclosure, as of August 31 it has only a 70,900 net share ownership stake in TELUS, a 0.02 per cent position, once its short position is subtracted from the shares they own. Mason shorted 14.7 million common shares and 18.0 million non-voting shares, while owning 32.8 million common shares. Mason in its September 24 dissident circular chose to not update TELUS shareholders with their more recent hedge position.

TELUS has called a meeting on October 17 where all TELUS shareholders are being invited to vote on the company’s proposal to exchange non-voting shares into common shares on a one-for-one basis. TELUS is asking shareholders to support the company’s proposal.

Forward looking statement:

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the share exchange proposal will receive the necessary voting approval and, if not approved, the market price of non-voting shares and/or common shares may decline given that share prices in both classes increased on the announcement of the February proposal. In addition, there can be no assurance that the pending or new court proceedings will find in favour of the October 17 meeting proceeding as planned, the final court order in respect of the Arrangement will be granted and that the associated benefits for TELUS shareholders will be realized. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements. Permission was not requested to quote from the Glass Lewis report.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.6 billion of annual revenue and 12.8 million customer connections including 7.4 million wireless subscribers, 3.5 million wireline network access lines, 1.3 million Internet subscribers and 595,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Darrell Rae (604) 697-8192 ir@telus.com